Exhibit 99.2

DESCARTES ANNOUNCES FISCAL 2019 THIRD QUARTER FINANCIAL RESULTS
Global Logistics Network Drives Record Revenues and Income from Operations

WATERLOO, Ontario — November 28, 2018 — The Descartes Systems Group Inc. (TSX:DSG) (Nasdaq:DSGX) announced its financial results for its fiscal 2019 third quarter (Q3FY19) ended October 31, 2018. All financial results referenced are in United States (US) currency and, unless otherwise indicated, are determined in accordance with US Generally Accepted Accounting Principles (GAAP).

“Logistics is a multi-party, multi-process problem, and it’s becoming increasingly complex with today’s dynamic global trade landscape,” said Edward J. Ryan, Descartes’ CEO. “We believe that customers are looking for one place to collaborate with their supply chain and manage the lifecycle of shipments. We believe that place is our Global Logistics Network (GLN), which continues to gain momentum as we add participants, solutions and content for key constituents in the supply chain, including shippers, carriers, logistics intermediaries and government agencies. The GLN is a stable, reliable and trusted platform that we believe is poised for further growth as it continues to deliver incremental value to the supply chain community.”

Q3FY19 Financial Results
As described in more detail below, key financial highlights for Q3FY19 included:
•	Revenues of $70.0 million, up 13% from $62.0 million in the third quarter of fiscal 2019 (Q3FY18) and up 4% from $67.1 million in the previous quarter (Q2FY19);
•
Revenues were comprised of services revenues of $61.1 million (87% of total revenues), professional services and other revenues of $7.3 million (11% of total revenues) and license revenues of $1.6 million (2% of total revenues). Services revenues were up 15% from $53.3 million in Q3FY18 and up 2% from $59.7 million in Q2FY19;

•	Cash provided by operating activities of $19.2 million, up 2% from $18.9 million in Q3FY18 and up 5% from $18.2 million in Q2FY19;
•	Income from operations of $10.8 million, up 29% from $8.4 million in Q3FY18 and up 7% from $10.1 million in Q2FY19;
•
Net income of $7.9 million, up 27% from $6.2 million in Q3FY18 and down from $8.5 million in Q2FY19. Net income in Q2FY19 benefited from a non-recurring tax recovery of approximately $1.0 million. Net income as a percentage of revenues was 11%, compared to 10% in Q3FY18 and 13% in Q2FY19;

•	Earnings per share on a diluted basis of $0.10, up 25% from $0.08 in Q3FY18 and compared to $0.11 in Q2FY19; and
•
Adjusted EBITDA of $24.0 million, up 17% from $20.6 million in Q3FY18 and up 5% from $22.8 million in Q2FY19. Adjusted EBITDA as a percentage of revenues was 34%, compared to 33% in Q3FY18 and 34% in Q2FY19.

Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues are non-GAAP financial measures provided as a complement to financial results presented in accordance with GAAP. We define Adjusted EBITDA as earnings before interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we include restructuring charges and acquisition-related expenses). These items are considered by management to be outside Descartes’ ongoing operational results. We define Adjusted EBITDA as a percentage of revenues as the quotient, expressed as a percentage, from dividing Adjusted EBITDA for a period by revenues for the corresponding period. A reconciliation of Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income determined in accordance with GAAP is provided later in this release.

The following table summarizes Descartes' results in the categories specified below over the past 5 fiscal quarters (unaudited; dollar amounts, other than per share amounts, in millions):

	Q3 FY19	Q2 FY19	Q1 FY19	Q4 FY18	Q3 FY18
Revenues	70.0	67.1	67.0	63.6	62.0
Services revenues	61.1	59.7	57.8	55.0	53.3
Gross margin	73%	73%	72%	73%	73%
Cash provided by operating activities	19.2	18.2	18.9	19.6	18.9
Income from operations	10.8	10.1	9.8	8.9	8.4
Net income	7.9	8.5	7.0	6.7	6.2
Net income as a % of revenues	11%	13%	10%	11%	10%
Earnings per diluted share	0.10	0.11	0.09	0.09	0.08
Adjusted EBITDA	24.0	22.8	22.1	21.4	20.6
Adjusted EBITDA as a % of revenues	34%	34%	33%	34%	33%

Year-to-Date Financial Results
As described in more detail below, key financial highlights for Descartes’ nine-month period ended October 31, 2018 (9MFY19) included:
•	Revenues of $204.1 million, up 17% from $173.8 million in the same period a year ago (9MFY18);
•
Revenues were comprised of services revenues of $178.6 million (88% of total revenues), professional services and other revenues of $20.7 million (10% of total revenues) and license revenues of $4.8 million (2% of total revenues). Services revenues were up 20% from $149.4 million in 9MFY18;

•	Cash provided by operating activities of $56.3 million, up 7% from $52.5 million in 9MFY18;
•	Income from operations of $30.7 million, up 14% from $26.9 million in 9MFY18;
•	Net income of $23.4 million, up 16% from $20.2 million in 9MFY18. Net income as a percentage of revenues was 11%, compared to 12% in 9MFY18;
•	Earnings per share on a diluted basis of $0.30, up 15% from $0.26 in 9MFY18; and
•	Adjusted EBITDA of $68.9 million, up 16% from $59.4 million in 9MFY18. Adjusted EBITDA as a percentage of revenues was 34%, compared to 34% in 9MFY18.

The following table summarizes Descartes’ results in the categories specified below over 9MFY19 and 9MFY18 (unaudited, dollar amounts in millions):

	9MFY19	9MFY18
Revenues	204.1	173.8
Services revenues	178.6	149.4
Gross margin	73%	73%
Cash provided by operating activities	56.3	52.5
Income from operations	30.7	26.9
Net income	23.4	20.2
Net income as a % of revenues	11%	12%
Earnings per diluted share	0.30	0.26
Adjusted EBITDA	68.9	59.4
Adjusted EBITDA as a % of revenues	34%	34%

Cash Position

At October 31, 2018, Descartes had $32.8 million in cash. Cash decreased $1.3 million in Q3FY19 and $2.3 million in 9MFY19 primarily due to credit facility repayments partially offset by cash provided from operations. The table set forth below provides a summary of cash flows for Q3FY19 and 9MFY19 in millions of dollars:

	Q3FY19	9MFY19
Cash provided by operating activities	19.2	56.3
Additions to property and equipment	(1.1)	(3.1)
Acquisitions of subsidiaries, net of cash acquired	(9.4)	(67.9)
Proceeds from borrowing on credit facility	9.9	68.5
Credit facility repayments	(18.0)	(53.5)
Issuances of common shares, net of issuance costs	-	0.4
Payment of contingent consideration	(1.5)	(1.5)
Effect of foreign exchange rate on cash	(0.4)	(1.5)
Net change in cash	(1.3)	(2.3)
Cash, beginning of period	34.1	35.1
Cash, end of period	32.8	32.8

Acquisition of Pinpoint

On August 21, 2018, Descartes acquired PinPoint GPS Solutions Inc. (PinPoint), a provider of fleet tracking and mobile workforce solutions. Canada-based PinPoint helps customers collect real-time location information on trucks and mobile workers using technology, including Geotab (telematics) and SkyBitz (trailer tracking). The purchase price for the acquisition was approximately $11.0 million (CAD $14.4 million), net of cash acquired, which was funded from a combination of drawing on Descartes’ existing credit facility and issuing to the sellers less than 0.1 million Descartes common shares from treasury. Additional contingent consideration of up to $2.3 million (CAD $3.0 million) in cash is payable if certain revenue performance targets are met by PinPoint in the two years following the acquisition. The fair value of the contingent consideration was valued at $0.7 million at the acquisition date.

Conference Call
Members of Descartes' executive management team will host a conference call to discuss the company's financial results today at 5:00 p.m. ET, Wednesday, November 28. Designated numbers are +1 888 465-5079 for North America and +1 416 216-4169 for international, using Passcode 6867578#.

The company will simultaneously conduct an audio webcast on the Descartes Web site at www.descartes.com/descartes/investor-relations. Phone conference dial-in or webcast log-in is required approximately 10 minutes beforehand.

Replays of the conference call will be available following the call from 8:00 p.m. ET, and until December 5, 2018, by dialing +1 888 843-7419 or +1 630 652-3042 followed by Passcode 6867578#. An archived replay of the webcast will be available at www.descartes.com/descartes/investor-relations.

About Descartes
Descartes (Nasdaq:DSGX) (TSX:DSG) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, performance and security of logistics-intensive businesses. Customers use our modular, software-as-a-service solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access global trade data; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world's largest, collaborative multimodal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com, and connect with us on LinkedIn and Twitter.
# # #
Descartes Investor Contact:
Laurie McCauley +1-519-746-6114 x202358
investor@descartes.com

Safe Harbor Statement
This release may contain forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relates to Descartes' growth in margins; continued growth and acquisitions; rate of profitable growth; demand for Descartes' solutions; growth of Descartes' Global Logistics Network; customer buying patterns; customer expectations of Descartes; development of the GLN and the benefits thereof to customers; and other matters. These forward-looking statements are based on certain assumptions including the following: global shipment volumes continuing to increase at levels consistent with the average growth rates of the global economy; countries continuing to implement and enforce existing and additional customs and security regulations relating to the provision of electronic information for imports and exports; countries continuing to implement and enforce existing and additional trade restrictions and sanctioned party lists with respect to doing business with certain countries, organizations, entities and individuals; Descartes' continued operation of a secure and reliable business network; the stability of general economic and market conditions, currency exchange rates, and interest rates; equity and debt markets continuing to provide Descartes with access to capital; Descartes' continued ability to identify and source attractive and executable business combination opportunities; Descartes' ability to develop solutions that keep pace with the continuing changes in technology, and our continued compliance with third party intellectual property rights. These assumptions may prove to be inaccurate. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Descartes, or developments in Descartes' business or industry, to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, Descartes' ability to successfully execute on acquisitions and to integrate acquired businesses and assets, and to predict expenses associated with and revenues from acquisitions; the ability to attract and retain key personnel and the ability to manage the departure of key personnel and the transition of our executive management team; changes in trade or transportation regulations that currently require customers to use services such as those offered by Descartes; the impact on Descartes' business of a global economic downturn; changes in customer behaviour and expectations; Descartes’ ability to successfully design and develop enhancements to our products and solutions; departures of key customers; the impact of foreign currency exchange rates; Descartes' ability to retain or obtain sufficient capital in addition to its debt facility to execute on its business strategy, including its acquisition strategy; disruptions in the movement of freight; the potential for future goodwill or intangible asset impairment as a result of other-than-temporary decreases in Descartes' market capitalization; and other factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada, including Descartes' most recently filed Management's Discussion and Analysis. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

Reconciliation of Non-GAAP Financial Measures - Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues

We prepare and release quarterly unaudited and annual audited financial statements prepared in accordance with GAAP. We also disclose and discuss certain non-GAAP financial information, used to evaluate our performance, in this and other earnings releases and investor conference calls as a complement to results provided in accordance with GAAP. We believe that current shareholders and potential investors in our company use non-GAAP financial measures, such as Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues, in making investment decisions about our company and measuring our operational results.

The term “Adjusted EBITDA” refers to a financial measure that we define as earnings before certain charges that management considers to be non-operating expenses and which consist of interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we include restructuring charges and acquisition-related expenses). Adjusted EBITDA as a percentage of revenues divides Adjusted EBITDA for a period by the revenues for the corresponding period and expresses the quotient as a percentage.

Management considers these non-operating expenses to be outside the scope of Descartes’ ongoing operations and the related expenses are not used by management to measure operations. Accordingly, these expenses are excluded from Adjusted EBITDA, which we reference to both measure our operations and as a basis of comparison of our operations from period-to-period. Management believes that investors and financial analysts measure our business on the same basis, and we are providing the Adjusted EBITDA financial metric to assist in this evaluation and to provide a higher level of transparency into how we measure our own business. However, Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues are non-GAAP financial measures and may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues should not be construed as a substitute for net income determined in accordance with GAAP or other non-GAAP measures that may be used by other companies, such as EBITDA. The use of Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues does have limitations. In particular, we have completed six acquisitions since the beginning of fiscal 2018 and may complete additional acquisitions in the future that will result in acquisition-related expenses and restructuring charges. As these acquisition-related expenses and restructuring charges may continue as we pursue our consolidation strategy, some investors may consider these charges and expenses as a recurring part of operations rather than expenses that are not part of operations.

The table below reconciles Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income reported in our unaudited Consolidated Statements of Operations for Q3FY19, Q2FY19, Q1FY19, Q4FY18 and Q3FY18, which we believe is the most directly comparable GAAP measure.

(US dollars in millions)	Q3FY19	Q2FY19	Q1FY19	Q4FY18	Q3FY18
Net income, as reported on Consolidated Statements of Operations	7.9	8.5	7.0	6.7	6.2
Adjustments to reconcile to Adjusted EBITDA:
Interest expense	0.6	0.5	0.6	0.4	0.5
Investment income	-	-	(0.1)	(0.1)	(0.1)
Income tax expense	2.3	1.2	2.3	1.9	1.8
Depreciation expense	1.1	1.0	0.9	1.3	1.1
Amortization of intangible assets	10.4	10.0	9.5	9.1	8.9
Stock-based compensation and related taxes	1.2	1.0	0.8	1.1	0.8
Other charges	0.5	0.6	1.1	1.0	1.4
Adjusted EBITDA	24.0	22.8	22.1	21.4	20.6

Revenues	70.0	67.1	67.0	63.6	62.0
Net income as % of revenues	11%	13%	10%	11%	10%
Adjusted EBITDA as % of revenues	34%	34%	33%	34%	33%

The table below reconciles Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income reported in our unaudited Consolidated Statements of Operations for 9MFY19 and 9MFY18, which we believe is the most directly comparable GAAP measure.

(US dollars in millions)	9MFY19	9MFY18
Net income, as reported on Consolidated Statements of Operations	23.4	20.2
Adjustments to reconcile to Adjusted EBITDA:
Interest expense	1.6	0.8
Investment income	(0.1)	(0.1)
Income tax expense	5.9	6.1
Depreciation expense	3.0	2.8
Amortization of intangible assets	29.9	24.4
Stock-based compensation and related taxes	3.0	2.2
Other charges	2.2	3.0
Adjusted EBITDA	68.9	59.4

Revenues	204.1	173.8
Net income as % of revenues	11%	12%
Adjusted EBITDA as % of revenues	34%	34%

The Descartes Systems Group Inc.
Condensed Consolidated Balance Sheets
(US dollars in thousands; US GAAP; Unaudited)

	October 31,	January 31,
	2018	2018 (Audited)
ASSETS
CURRENT ASSETS
Cash	32,760	35,145
Accounts receivable (net)
Trade	30,961	28,792
Other	3,748	3,171
Prepaid expenses and other	7,792	7,621
Inventory	101	123
	75,362	74,852
OTHER LONG-TERM ASSETS	10,351	3,966
PROPERTY AND EQUIPMENT, NET	12,764	12,798
DEFERRED INCOME TAXES	3,675	4,660
DEFERRED TAX CHARGE	-	453
INTANGIBLE ASSETS, NET	185,767	178,001
GOODWILL	377,229	350,148
	665,148	624,878
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	10,443	7,897
Accrued liabilities	27,416	25,538
Income taxes payable	1,931	3,270
Deferred revenue	28,321	30,985
	68,111	67,690
LONG-TERM DEBT	50,590	37,000
LONG-TERM DEFERRED REVENUE	1,469	1,128
LONG-TERM INCOME TAXES PAYABLE	7,773	8,663
DEFERRED INCOME TAXES	14,512	11,585
	142,455	126,066

SHAREHOLDERS’ EQUITY
Common shares – unlimited shares authorized; Shares issued and outstanding totaled 76,864,566 at October 31, 2018 (January 31, 2018 – 76,773,497)	276,746	274,536
Additional paid-in capital	453,749	451,151
Accumulated other comprehensive loss	(27,143)	(15,252)
Accumulated deficit	(180,659)	(211,623)
	522,693	498,812
	665,148	624,878

The Descartes Systems Group Inc.
Consolidated Statements of Operations
(US dollars in thousands, except per share and weighted average share amounts; US GAAP; Unaudited)

	Three Months Ended		Nine Months Ended
	October 31,	October 31,	October 31,	October 31,
	2018	2017	2018	2017

REVENUES	70,008	62,001	204,141	173,808
COST OF REVENUES	19,150	16,843	55,695	46,572
GROSS MARGIN	50,858	45,158	148,446	127,236
EXPENSES
Sales and marketing	9,312	9,000	27,776	23,836
Research and development	11,901	10,890	35,708	30,383
General and administrative	7,931	6,560	22,015	18,678
Other charges	529	1,430	2,250	3,019
Amortization of intangible assets	10,354	8,900	29,909	24,366
	40,027	36,780	117,658	100,282
INCOME FROM OPERATIONS	10,831	8,378	30,788	26,954
INTEREST EXPENSE	(613)	(497)	(1,678)	(861)
INVESTMENT INCOME	40	53	140	111
INCOME BEFORE INCOME TAXES	10,258	7,934	29,250	26,204
INCOME TAX EXPENSE
Current	1,641	1,282	4,727	4,680
Deferred	716	482	1,138	1,310
	2,357	1,764	5,865	5,990
NET INCOME	7,901	6,170	23,385	20,214
EARNINGS PER SHARE
Basic	0.10	0.08	0.30	0.27
Diluted	0.10	0.08	0.30	0.26
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	76,854	76,630	76,821	76,173
Diluted	77,863	77,442	77,767	76,942

The Descartes Systems Group Inc.
Condensed Consolidated Statements of Cash Flows
(US dollars in thousands; US GAAP; Unaudited)

	Three Months Ended		Nine Months Ended
	October 31,	October 31,	October 31,	October 31,
	2018	2017	2018	2017
OPERATING ACTIVITIES
Net income	7,901	6,170	23,385	20,214
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	1,098	1,083	3,019	2,828
Amortization of intangible assets	10,354	8,900	29,909	24,366
Stock-based compensation expense	1,002	768	2,736	2,035
Other non-cash operating activities	(269)	(106)	(339)	(716)
Deferred tax expense	716	482	1,138	1,310
Deferred tax charge	(49)	(72)	(49)	12
Changes in operating assets and liabilities:
Accounts receivable
Trade	260	1,764	(780)	1,189
Other	539	481	120	310
Prepaid expenses and other	(28)	(1,267)	(2,278)	(1,387)
Inventory	17	(5)	67	(21)
Accounts payable	1,216	(1,508)	3,588	791
Accrued liabilities	451	1,407	805	(1,753)
Income taxes payable	(357)	1,230	(1,953)	2,569
Deferred revenue	(3,631)	(389)	(3,056)	759
Cash provided by operating activities	19,220	18,938	56,312	52,506
INVESTING ACTIVITIES
Additions to property and equipment	(1,131)	(2,209)	(3,078)	(3,878)
Acquisition of subsidiaries, net of cash acquired	(9,443)	(86,177)	(67,932)	(111,867)
Cash used in investing activities	(10,574)	(88,386)	(71,010)	(115,745)
FINANCING ACTIVITIES
Proceeds from borrowing on the credit facility	9,953	40,000	68,468	80,000
Credit facility repayments	(17,956)	(25,000)	(53,493)	(25,000)
Issuance of common shares for cash, net of issuance costs	(27)	534	338	1,003
Payment of contingent consideration	(1,531)	-	(1,531)	-
Cash (used in) provided by financing activities	(9,561)	15,534	13,782	56,003
Effect of foreign exchange rate changes on cash	(393)	(325)	(1,469)	2,389
Decrease in cash	(1,308)	(54,239)	(2,385)	(4,847)
Cash, beginning of period	34,068	87,527	35,145	38,135
Cash, end of period	32,760	33,288	32,760	33,288